      GENTOR RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THIRD QUARTER OF 2020

The following management's discussion and analysis ("MD&A"), which is dated as of November 25, 2020, provides a review of the activities, results of operations and financial condition of Gentor Resources Inc. (the "Company" or "Gentor") as at and for the three and nine-month periods ended September 30, 2020 ("Q3 2020") in comparison with those as at and for the three and nine-month periods ended September 30, 2019 ("Q3 2019") and as at and for the year ended December 31, 2019 ("YE 2019"), as well as future prospects of the Company.  This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company for Q3 2020 (the "Interim Financial Statements") and the audited consolidated financial statements of the Company for YE 2019 (the "Annual Financial Statements").  As the Company's financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company's annual report on Form 20-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future plans and objectives of the Company) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: having relinquished its only project (the Karaburun project in Turkey) effective at the end of 2017, the Company currently does not have any commercial operations and has no material assets; while the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms; uncertainties relating to the availability and costs of financing in the future; changes in equity markets; the Company's history of losses and expectation of future losses; activities of the Company (including the Company's ability to secure financing) may be adversely impacted by the continued spread of COVID-19; and the other risks disclosed under the heading "Risk Factors" in the Company's annual report on Form 20-F.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

As described in the Going Concern note to the Interim Financial Statements (Note 1), the Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its cash requirements. The Company's continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing mineral properties and the discovery, development and sale of ore reserves.  Thus, management uses its judgment in determining whether the Company is able to continue as a going concern. See also the "Liquidity and Capital Resources" section of this MD&A.

In November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which held the Karaburun project in Turkey (which was the Company's only project). The Company has relinquished the Karaburun project and discontinued operations in Turkey at the end of 2017 and is currently evaluating new business opportunities.

In May 2019, the Company closed a non-brokered private placement of 5,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$250,000 (US$187,125). Mr. Arnold T. Kondrat ("Mr. Kondrat"), who is Chief Executive Officer, President and a director of the Company, purchased 3,000,000 of the said shares.

In June 2019, the Company entered into a settlement agreement (the "Settlement Agreement") with Savannah Resources plc ("Savannah") relating to the deferred consideration payable to Gentor pursuant to the terms of the sale by Gentor to Savannah in July 2014 of the Company's properties in Oman (see Gentor's press release dated June 20, 2019 for a description of the said deferred consideration). Savannah is an AIM-listed resource development company.  Under the Settlement Agreement, the Company and Savannah agreed to fully settle the said deferred consideration in exchange for (a) the payment by Savannah to the Company of $100,000 (with $50,000 being payable 30 days from the date of signing the Settlement Agreement and $50,000 being payable six months from the date of signing the Settlement Agreement), and (b) the issuance to the Company by Savannah of $200,000 worth of Savannah shares (being 3,008,025 shares). Such shares were subject to a six-month orderly market restriction and had all been disposed of by the Company by December 31, 2019.

Results of Operations

For the three and nine months ended September 30, 2020, the Company reported a net loss of $63,146 ($0.00 per share) and $217,560 ($0.01 per share) respectively, as compared to net income of $105,802 ($0.00 per share) and a net loss of $131,870 ($0.00 per share) for the respective three and nine months ended September 30, 2019.  During the three and nine months ended September 30, 2020, variances in the expense categories as compared to the respective corresponding periods in 2019, occurred as described below.

Professional fees

Professional fees were $1,662 and $37,590 during the respective three and nine months ended September 30, 2020, compared to $12,174 and $33,001 incurred for the respective corresponding periods in 2019. Professional fees were mainly related to legal fees in relation to the Company's general corporate activities.

General and administrative expenses

General and administrative expenses were $68,963 and $200,838 during the respective three and nine months ended September 30, 2020 compared to $73,791 and $283,969 incurred during the respective corresponding periods in 2019. The expense items listed below are included in general and administrative expenses:

Shareholder information expenses

The Company incurred shareholder information expenses of $672 and $23,434 during the respective three and nine months ended September 30, 2020, compared to $23 and $35,238 incurred during the respective corresponding periods in 2019. The decrease in year to date amounts is mostly due to the reduction of activities with respect to shareholder information.

Employee benefits

The Company's employee benefits expenses were $52,039 and $124,125 during the respective three and nine months ended September 30, 2020, compared to $47,123 and $166,989 incurred for the respective corresponding periods in 2019, due to a decrease in staff in the Canadian corporate office.

Other

Other general and administrative expenses incurred during Q3 2020 include rent expense of $14,199 and $42,272 respectively for the three and nine months ended September 30, 2020 ($25,834 and $61,895 respectively for the three and nine months ended September 30, 2019) and other office expenses of $2,053 and $11,007 respectively for the three and nine months ended September 30, 2020 ($810 and $13,936 respectively for the three and nine months ended September 30, 2019).

Foreign exchange loss / gain

The Company recorded a foreign exchange gain of $1,105 and a foreign exchange loss of $4,224 during the respective three and nine months ended September 30, 2020, compared to a foreign exchange gain of $5,149 and $4,194 during the respective three and nine months September 30, 2019, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Other income

The Company recognized other income of $6,366 and $25,026 for the respective three and nine months ended September 30, 2020, compared to $nil for the respective corresponding periods in 2019, which was recorded as a result of the Company qualifying for an amount of $25,026 under the Canada Emergency Wage Subsidy (CEWS) program, as a result of COVID-19.

Canadian dollar common share purchase warrants

The gain on Canadian dollar common share purchase warrants was $nil during both the three and nine months ended September 30, 2020 compared to gains of $26,744 and $59,740 recorded for the respective corresponding periods in 2019. These changes are related to the fair value adjustments for the derivative financial instruments.

Summary of Quarterly Results

The following table sets out certain consolidated financial information of the Company for each of the last eight quarters, from the third quarter of fiscal 2020 to the fourth quarter of fiscal 2018. This financial information has been prepared in accordance with US Generally Accepted Accounting Principles ("US GAAP"). The Company's presentation and functional currency is the United States dollar.

	2020	2020	2020	2019

	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Net (loss) income from continuing operations	$ (63,146)	$ (99,186)	$ (55,228)	$ 17,342
Net (loss) income from continuing operations per share	$ (0.00)	$ (0.00)	$ (0.00)	$ 0.00
Net loss	$ (63,146)	$ (99,186)	$ (55,228)	$ (163,998)
Net loss per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

	2019	2019	2019	2018

	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Net loss from continuing operations	$ (75,538)	$ (127,945)	$ (109,727)	$ (85,728)
Net loss from continuing operations per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)
Net income (loss)	$ 105,802	$ (127,945)	$ (109,727)	$ (85,901)
Net income (loss) per share	$ 0.00	$ (0.00)	$ (0.00)	$ (0.00)

The Company reported a net loss of $63,146 during the third quarter of 2020 compared to a net loss of $99,186 during the second quarter of 2020. The decrease in the net loss was related to lower professional fess of $1,662 during the third quarter of 2020 compared to $32,341 during the second quarter of 2020 being offset by an increase in employee benefits of $52,039 in the third quarter of 2020 compared to $36,363 during the second quarter of 2020. In addition, general and administrative expenses were $16,924 in the third quarter compared to $44,094 in the second quarter mostly due to additional shareholder information expenses in the second quarter.

The Company reported a net loss of $99,186 during the second quarter of 2020 compared to a net loss of $55,228 during the first quarter of 2020. The increase in the net loss was related to higher professional fees of $32,341 during the second quarter of 2020 compared to $3,587 during the first quarter of 2020 being offset by other income of $18,660 in the second quarter of 2020 compared to $nil during the first quarter of 2020. As well, general and administrative expenses were $80,457 in the second quarter compared to $51,418 in the first quarter, with the increase mainly attributed to additional shareholder information, office and promotional expenses.

The Company reported a net loss of $55,228 during the first quarter of 2020 compared to a net loss of $163,998 during the fourth quarter of 2019. The decrease in the net loss was mainly due to lower general and administrative expenses of $51,418 during the first quarter of 2020 compared to $81,047 during the fourth quarter of 2019 as well as $nil being incurred as a stock-based compensation expense during the first quarter of 2020 compared to $33,072 during the fourth quarter of 2019. There was also a decrease in quarter-on-quarter professional fees incurred.

The Company reported a net loss of $163,998 during the fourth quarter of 2019 compared to net income of $105,802 during the third quarter of 2019. The net loss was mainly due to higher professional fees and stock-based compensation expense being incurred and the realized loss on disposal of the investment in shares of $120,609 being recognized in the fourth quarter of 2019 as compared to the third quarter of 2019. The gain on disposal of $181,340 with respect to the discontinued operation in the third quarter of 2019 was reclassified to the gain on settlement in the fourth quarter of 2019 and a further gain on settlement of $118,660 was also recognized in the fourth quarter of 2019.

The Company reported net income of $105,802 during the third quarter of 2019 compared to a net loss of $127,945 during the second quarter of 2019. The net income was mainly due to the recognition of a gain of $181,340 with respect to the Oman discontinued operations, as well as lower consulting costs and general and administration costs being incurred in third quarter as compared to the second quarter of 2019.

The Company reported a net loss of $127,945 during the second quarter of 2019 compared to a net loss of $109,727 during the first quarter of 2019. The increase in the net loss was mainly due to higher management and consulting fees of $35,386 during the second quarter of 2019 compared to $1,524 during the first quarter of 2019. This was offset by lower general and administrative expenses of $94,508 during the second quarter of 2019 compared to $115,670 during the first quarter of 2019.

The Company reported a net loss of $109,727 during the first quarter of 2019 compared to a net loss of $85,901 during the fourth quarter of 2018. The increase in the net loss was mainly due to higher general and administrative expenses of $115,670 during the first quarter of 2019 compared to $77,892 during the fourth quarter of 2018.

Liquidity and Capital Resources

The Company has historically relied primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company's cash balance at September 30, 2020 was $17,261 as compared to $1,034 at December 31, 2019. Cash utilized by operating activities during the nine months ended September 30, 2020 of $12,441 was offset by the loan of $28,668 (Cdn$40,000) received under the Canadian Emergency Business Account program.

In May 2019, the Company closed a non-brokered private placement of 5,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$250,000 (US$187,125). Mr. Kondrat purchased 3,000,000 of the said shares.

The Company expects to raise additional funds through additional offerings of its equity securities to funds its activities. However, there is no assurance that such financing will be available on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company's common shares. Such securities may also be issued at a discount to the market price of the Company's common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, the Company may need to sell an interest in any property held by it. There can be no assurance the Company would be successful in selling any such property.

Outstanding Share Data

The authorized share capital of the Company consists of 500,000,000 common shares, with a par value of $0.0008 per share. As of November 25, 2020, the Company had outstanding 38,906,742 common shares and 1,040,000 stock options.

Related Party Transactions

As of September 30, 2020, an amount of $233,096 (December 31, 2019 - $223,091) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both salary and management fees in arrears and advances.

As of September 30, 2020, an amount of $10,121 (December 31, 2019 - $116,020) was owed to Loncor Resources Inc., a company with common directors, related to the payment of common expenses.

All of the above related party transactions occurred in the normal course of operations and are unsecured, non-interest bearing, due on demand, and measured at the exchange amount as determined by management.

Accounting Pronouncements Not Yet Effective

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2020.  For fiscal 2020, there were no updates that are applicable or are consequential to the Company.

Significant Accounting Estimates

The preparation of the Company's financial statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company's Interim Financial Statements include the following:

Mineral properties and exploration costs

Exploration costs pertaining to any mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the probable reserves. The Company remains in the exploration stage and has not yet realized any revenue from operations.

Asset Impairment

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses or reversals of previously recorded impairments were recorded during the three and nine months ended September 30, 2020 or the year ended December 31, 2019.

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.  The deferred taxes for the Company amount to $nil as at September 30, 2020.

Accounting Standards Codification 740, "Income Taxes" requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At September 30, 2020 the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

Stock-based compensation

The Company has a stock option plan, which is described in note 7(c) of the Interim Financial Statements. The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight-line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. As at September 30, 2020, the Company estimates that all the outstanding options previously granted will vest.

Fair value of financial instruments

The Company follows "Accounting Standards Codification" ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.  For the year ended December 31, 2019, common share purchase warrants denominated in Canadian dollars were recognized as fair value derivative instruments.

At September 30, 2020 and December 31, 2019, the carrying values of the Company's cash, accounts receivable, due from or to related parties, advances receivable, accounts payable, accrued liabilities and loan approximate fair value.

Financial Risk Management

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of loss and comprehensive loss. The Company has not used derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at September 30, 2020. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at September 30, 2020:

Canadian
Dollars
Cash	$20,479
Accounts payable	(117,068)
Loan	(40,000)
Total foreign currency working capital	(136,589)
US$ exchange rate at September 30, 2020	0.7497
Total foreign currency net working capital in US$	(102,401)
Impact of a 10% strengthening of the US$ on net loss	(10,240)

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock-based compensation costs.

Other Risks and Uncertainties

Since December 2019, the COVID-19 pandemic is causing a widespread health crisis that has affected economies and financial markets around the world resulting in a significant economic downturn. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions. The continued spread of COVID-19 nationally and globally could have an adverse impact on the Company's business, operations and financial results, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on the Company's business, operations or financial results, including the Company's ability to secure financing; however, the impact could be material.

In November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which held the Karaburun project in Turkey (which was the Company's only project).  The Company relinquished the Karaburun project and discontinued operations in Turkey effective at the end of 2017 and is currently evaluating new business opportunities.  As the Company currently does not have any commercial operations and has no material assets, an investment in the Company's common shares is considered highly speculative and involves a very high degree of risk.

While the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms (the continued spread of COVID-19 may also adversely impact the ability of the Company to identify and acquire a suitable asset or business). Further, even if a proposed transaction is identified, there can be no assurance that the Company will be able to complete the transaction.  The transaction may be financed in whole, or in part, by the issuance of additional securities of the Company and this may result in further dilution to investors, which dilution may be significant, and which may also result in a change of control of the Company.

Reference is made to the Company's annual report on Form 20-F for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).